FOR IMMEDIATE RELEASE

Monday, December 12, 2005

(No.2005-12-28)

CARMANAH TECHNOLOGIES CORPORATION SUCCESSFULLY CLOSES

$15,000,000 PRIVATE PLACEMENT FINANCING

Victoria, British Columbia, Canada – Monday, December 12, 2005 - Carmanah Technologies Corporation (“Carmanah”) (TSX Venture: CMH) is pleased to announce that it has successfully completed the "bought-deal" private placement financing (the “Private Placement”) of common shares with a syndicate of underwriters, led by GMP Securities L.P. and including Canaccord Capital Corporation and Sprott Securities Inc. (collectively the “Underwriters”), as announced on November 22, 2005.

Pursuant to the terms of the private placement, Carmanah has issued 3,125,000 common shares at a price of $3.20 per common share, plus 1,562,500 common shares issued pursuant to the exercise of the Underwriters’ option on identical terms. The total private placement therefore comprised of 4,687,500 common shares issued for gross proceeds of $15,000,000.  In connection with the Private Placement, the Underwriters were paid an aggregate cash commission equal to 6% of the gross proceeds of the Private Placement.

Net proceeds from this offering will be used by Carmanah to:

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support the Company's expansion of facilities in Victoria, BC, Calgary, AB, Santa Cruz, CA and London, England;

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pursue synergistic acquisition opportunities that will add to the Company's leadership position within the solar, solar/LED and LED markets with finished integrated products; and

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increase the Company's working capital.

The common shares are subject to a four-month hold period commencing from the date of closing.

The common shares have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States, or to a US person, absent registration or an applicable exemption there from.  The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.  This news release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or dissemination in the United States.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2004, as filed with the U.S. Securities and Exchange commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

C   H   A   N   G   E     T   H   E     W   O   R   L   D     W   I   T   H     U   S  ™

Building 4, 203 Harbour Road, Victoria, BC, Canada   V9A 3S2

Phone (250) 380-0052   Toll Free 1-800-665-3749

Fax (250) 380-0062   E-mail: investors@carmanah.com